Supplement No. 1 to Prospectus dated August 7, 2007	Filed Pursuant to Rule 424(b)(7) Registration No. 333-145513

$240,000,000

2.50% Senior Convertible Notes Due 2012
and Common Stock Issuable
Upon Conversion of the Notes

This supplement no. 1 to the prospectus dated August 7, 2007 (the Prospectus) relates to the resale by certain selling securityholders of our 2.50% Senior Convertible Notes due 2012 (the Notes) and any shares of our common stock issuable upon conversion of the Notes.

You should read this prospectus supplement no. 1 together with the Prospectus, which should be delivered with this prospectus supplement no. 1. This prospectus supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement no. 1 is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement no. 1 supersedes or supplements certain information contained in the Prospectus. The terms of the Notes are set forth in the Prospectus.

Investing in the Notes and our common stock involves risks. See “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 1 or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement no. 1 constitutes the offer by the selling securityholders named below of $21,739,000 principal amount of the Notes and any shares of our common stock issuable upon conversion of those Notes.

The table under the caption “Selling Securityholders” beginning on page 55 of the Prospectus is hereby:

•       supplemented by adding to it the information regarding certain selling securityholders set forth in the table entitled “Additional Selling Securityholders” below; and

•       amended by replacing the information in the Prospectus regarding the selling securityholder identified in the table entitled “Revised Information Regarding Selling Securityholders” below with the information set forth in the table entitled “Revised Information Regarding Selling Securityholders” below.

We prepared these tables based on information supplied to us by the selling securityholders named in the tables below on or prior to September 24, 2007. Information about the selling securityholders may change over time.

We have assumed for purposes of the tables below that the selling securityholders will sell all of the Notes and all of the common stock issuable upon conversion of the Notes pursuant to this prospectus supplement no. 1 and the Prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned by such selling securityholders.

Except as set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Selling Securityholders

Additional Selling Securityholders

	Principal Amount of Notes		Number of shares of Common Stock
	Principal Amount	Percentage	Number of Shares	Percentage of
	of Notes	of Notes	of Common Stock	Common Stock
Selling Securityholder (1)	That May Be Sold	Outstanding	That May Be Sold (2)	Outstanding (3)
Argent Classic Convertible Arbitrage Fund L.P.	$390,000	0.16%	32,459	0.02%
Argent Classic Convertible Arbitrage Fund II, L.P.	$100,000	0.04%	8,322	0.00%
Argent Classic Convertible Arbitrage Fund Ltd.	$3,060,000	1.28%	254,681.	0.14%
Argent LowLev Convertible Arbitrage Fund Ltd.	$1,830,000	0.76%	152,309	0.08%
Argent LowLev Convertible Arbitrage Fund II, LLC	$50,000	0.02%	4,161	0.00%
Argentum Multi-Strategy Fund LP—Classic	$20,000	0.01%	1,664	0.00%
Argentum Multi-Strategy Fund Ltd.—Classic	$70,000	0.03%	5,826	0.00%
CIBC World markets Corp.	$1,640,000	0.68%	136,496	0.08%
Classic C Trading Company, Ltd.	$1,360,000	0.57%	113,191	0.06%
Elite Classic Convertible Arbitrage Ltd.	$180,000	0.08%	14,981	0.01%
Fore Convertible Master Fund, Ltd.	$9,000	0.00%	749	0.00%
Fore ERISA Fund, Ltd.	$1,000	0.00%	83	0.00%
HFR CA Global Select Master Trust Account	$190,000	0.08%	15,813	0.01%
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	$450,000	0.19%	37,453	0.02%
Partners Group Alternative Strategies PCC LTD	$1,430,000	0.60%	119,017	0.07%
Thomas Weisel Partners, LLC.	$10,000,000	4.17%	832,293	0.47%
Xavex Convertible Arbitrage 2 Fund	$360,000	0.15%	29,962	0.02%
Xavex Convertible Arbitrage 10 Fund	$510,000	0.21%	42,446	0.02%

Revised Information Regarding Selling Securityholders

	Principal Amount of Notes		Number of shares of Common Stock
Selling Securityholder (1)	Principal Amount of Notes That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (2)	Percentage of Common Stock Outstanding (3)
Housing Authority of the City of San Antonio Employees Money Purchase Pension Plan & Trust	$89,000	0.04%	7,407	0.00%

(1)          Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in additional supplements to the Prospectus if required.

(2)          Assumes for each $1,000 in principal amount of Notes a maximum of 83.2293 shares of common stock could be received upon conversion. This conversion rate is subject to adjustment as described in the Prospectus under “Description of the Notes—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the Notes may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the conversion of the Notes as described in the Prospectus under “Description of the Notes—Payment upon Conversion—Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control.” In addition, excludes fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from the conversion of the Notes, as described in the Prospectus under “Description of the Notes—Payment upon Conversion.”

(3)          Calculated based on 178,065,981 shares of common stock outstanding as of August 30, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s Notes, but we did not assume conversion of any other holder’s Notes.

(4)          Assumes that any other holders of Notes or any future transferees, pledgees, donees or successors of or from any such other holders of the Notes do not beneficially own any common stock other than common stock into which the Notes are convertible at the initial conversion rate of 83.2293 shares per $1,000 of principal amount of Notes.

The date of this prospectus supplement no. 1 is September 26, 2007.